Morgan Stanley Multi Cap Growth Trust
522 Fifth Avenue
New York, New York 10036
CIK: 0001002427

March 7, 2018

Ms. Lisa Larkin
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley Multi Cap Growth Trust – Request for Withdrawal of Certain Post-Effective Amendments to the Fund’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (Files Nos. 33-63685 and 811-7377)

Dear Ms. Larkin:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Morgan Stanley Multi Cap Growth Trust (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Fund’s Registration Statement filed on Form N-1A (File Nos. 33-63685 and 811-7377) relating to Class T shares of the Fund (the “Shares”):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
44	1/25/2017	485APOS	0001104659-17-004039
46	3/24/2017	485BXT	0001133228-17-001594
50	4/20/2017	485BXT	0001133228-17-002590
51	5/18/2017	485BXT	0001133228-17-003492
52	6/8/2017	485BXT	0001133228-17-003873
53	6/28/2017	485BXT	0001133228-17-004210
54	7/27/2017	485BXT	0001133228-17-004672
55	8/24/2017	485BXT	0001133228-17-005177
56	9/21/2017	485BXT	0001133228-17-005711
57	10/19/2017	485BXT	0001133228-17-006152
58	11/16/2017	485BXT	0001133228-17-006486
59	12/14/2017	485BXT	0001133228-17-006829
60	1/11/2018	485BXT	0001133228-18-000181
61	2/8/2018	485BXT	0001133228-18-000641

The Fund is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Shares at this time. No Shares have been issued or sold, or will be issued or sold, in connection with the Amendments. This filing relates solely to the Class T shares of the Fund. This filing is not intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

The Fund respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors. If you have any questions, please contact me at 212.296.0539 (tel).

Thank you,

/s/ Michael J. Key
Michael J. Key
Vice President